                                          Filed Pursuant to Rule 424(B)(5)
                                          SEC File No. 333-46909

Prospectus Supplement
(To Prospectus dated April 10, 1998)

                                6,000,000 Shares

[CROSS TIMBERS OIL COMPANY LOGO]
                  Cross Timbers Oil Company


                                  Common Stock

--------------------------------------------------------------------------------

Cross Timbers Oil Company is offering all the shares of common stock in this offering. The common stock is listed on the New York Stock Exchange under the symbol "XTO." The last reported sale price of the shares of common stock on the New York Stock Exchange on November 16, 2000 was $21 5/16 per share.

 INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                                   PAGE S-3.

                                          Per Share                  Total
                                   ------------------------ ------------------------
Public Offering Price.............         $19.375                $116,250,000

Underwriting Discount.............           $.250                  $1,500,000

Proceeds to Cross Timbers Oil
 Company..........................         $19.125                $114,750,000

We have granted the underwriter a 30-day option to purchase up to an additional 600,000 shares of common stock on the same terms as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, as the underwriter, expects to deliver the shares of common stock against payment in New York, New York on November 24, 2000.

--------------------------------------------------------------------------------

                                Lehman Brothers

November 17, 2000

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
Risk Factors.............................................................. S-3
 We Must Replace Reserves We Produce...................................... S-3
 Prices of Oil and Natural Gas Fluctuate Widely Based on Market
  Conditions.............................................................. S-3
 We Have Incurred Substantial Debt........................................ S-3
 We Have Substantial Capital Requirements................................. S-4
 We Are in a Highly Competitive Business.................................. S-4
 There Are Risks in Acquiring Producing Properties........................ S-4
 There Are Many Risks in Drilling Oil and Gas Wells....................... S-4
 We Cannot Insure Against All Operating Hazards........................... S-4
 Our Reserves Are Uncertain............................................... S-5
 We Depend Upon Certain Key Persons....................................... S-5
 We Face Many Government Regulations...................................... S-6
Forward-Looking Statements................................................ S-6
Cross Timbers Oil Company................................................. S-7
Use of Proceeds........................................................... S-7
Underwriting.............................................................. S-7

                                   Prospectus
Additional Information....................................................   2
Incorporation of Certain Documents by Reference...........................   2
Risk Factors..............................................................   3
Forward-Looking Statements................................................   6
The Company...............................................................   7
Use of Proceeds...........................................................   7
Ratio of Earnings to Fixed Charges........................................   7
Description of Debt Securities............................................   8
Description of Preferred Stock............................................  19
Description of Common Stock...............................................  23
Description of Warrants...................................................  24
Plan of Distribution......................................................  25
Validity of Securities....................................................  25
Experts...................................................................  26
Available Information.....................................................  26

                                  RISK FACTORS

  You should carefully consider the following risk factors:

We Must Replace the Reserves We Produce

  Our success depends upon finding, acquiring and developing oil and gas reserves that are economically recoverable. Unless we are able to successfully explore for, develop or acquire proved reserves, our proved reserves will decline through depletion. To increase reserves and production, we must:

  .  continue our development drilling and recompletion programs;

  .  pursue our exploration drilling program; and

  .  undertake other replacement activities, including property acquisitions.

We cannot assure, however, the success of our exploration, development and acquisition activities.

Prices of Oil and Natural Gas Fluctuate Widely Based on Market Conditions, and Any Decline Will Adversely Affect Our Financial Condition

  Our results of operations depend upon the prices we receive for our oil and gas. We sell most of our oil and gas at current market prices rather than through fixed-price contracts. The prices we receive depend upon factors beyond our control, which include:

  .  weather conditions;

  .  the supply and price of foreign oil and gas;

  .  the level of consumer product demand;

  .  worldwide economic conditions;

  .  political conditions in the Middle East;

  .  the price and availability of alternative fuels;

  .  the proximity to and capacity of transportation facilities; and

  .  the effect of worldwide energy conservation measures.

Moreover, government regulations, such as regulation of natural gas transportation and price controls, can affect product prices in the long-term.

  Any decline in oil and gas prices adversely affects our financial condition. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned capital expenditures.

We Have Incurred Substantial Debt

  We have substantial debt and may incur more. This poses risks to holders of our securities. If we are unsuccessful in increasing production from existing reserves or developing new reserves, we may lack the funds to pay principal and interest on our debt obligations. As a result, the value of our outstanding preferred stock and common stock may decline. Our debt also affects our ability to finance future operations and capital needs and may preclude pursuit of other business opportunities.

We Have Substantial Capital Requirements

  We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of our oil and gas reserves. We intend to finance our capital expenditures primarily through cash flow from operations and bank borrowings. Lower oil and gas prices, however, reduce cash flow and the amount of credit available under our bank revolving credit facility. Costs of exploration and development decreased from $88.6 million in 1997 to $77.4 million in 1998, then increased to $90.2 million in 1999. We originally budgeted $120 million for exploration and development expenditures in 2000. We now believe exploration and development expenditures for 2000 will be approximately $140 million as a result of additional activity and increased service costs. We are in the process of setting our 2001 capital budget with a goal of generating double-digit production growth. As a result, we expect our capital budget for 2001 to be greater than our capital budget for 2000.

  We believe that, after debt service, we will have sufficient cash from operating activities to finance our exploration and development expenses through 2000. If revenues decrease, however, and we are unable to obtain additional debt or equity financing, we may lack the capital necessary to replace our reserves or to maintain production at current levels.

We Are in a Highly Competitive Business

  The oil and gas industry is highly competitive. We compete with major oil companies, independent oil and gas businesses, and individual producers and operators, many of which have greater financial and other resources than us. In addition, the industry as a whole competes with other industries which supply energy and fuel to industrial, commercial and other consumers.

There Are Risks in Acquiring Producing Properties

  We constantly evaluate opportunities to acquire oil and gas properties and frequently engage in bidding and negotiation for these acquisitions. If successful in this process, we may alter or increase our capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Our current bank revolving credit agreement and the indentures governing outstanding debt securities, however, contain covenants that limit our ability to incur additional debt. Any change in capitalization affects our risk profile.

  A change in capitalization, however, is not the only way acquisitions affect our risk profile. Acquisitions may alter the nature of our business. This would occur when the character of acquired properties is substantially different from our existing properties in terms of operating or geologic characteristics.

There Are Many Risks in Drilling Oil and Gas Wells

  Our drilling activities subject us to many risks, including the risk that we will not find commercially productive reservoirs. Drilling for oil and gas can be unprofitable, not only from dry wells, but from productive wells that do not produce sufficient revenues to return a profit. Also, title problems, weather conditions, governmental requirements and shortages or delays in the delivery of equipment and services can delay our drilling operations or result in their cancellation. The cost of drilling, completing and operating wells is often uncertain, and we cannot assure that new wells will be productive or that we will recover all or any portion of our investment.

We Cannot Insure Against All Operating Hazards

  Our operations are subject to inherent hazards and risks, such as:

  .  fires;

  .  natural disasters;

  .  explosions;

  .  formations with abnormal pressures;

  .  blowouts;

  .  collapses of wellbore, casing or other tubulars;

  .  pipeline ruptures; and

  .  spills.

  Any of these events could cause a loss of hydrocarbons, environmental pollution, personal injury claims, damage to our properties, or damage to the properties of others. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverages include:

  .  operator's extra expense;

  .  physical damage to certain assets;

  .  employer's liability;

  .  comprehensive general liability;

  .  automobile; and

  .  workers' compensation.

  We do not believe that insurance coverage for all environmental damages that could occur is available at a reasonable cost. We believe that our insurance is adequate and customary for companies of similar size and operation, but losses could occur for uninsured risks or in amounts exceeding existing coverage. The occurrence of an event that is not fully covered by insurance could affect our financial condition and results of operations.

Our Reserves Are Uncertain

  Estimating our proved reserves involves many uncertainties, including factors beyond our control. Petroleum engineers consider many factors and make assumptions in estimating our oil and gas reserves and future net cash flows. These factors include:

  . assumptions concerning future oil and gas prices, future production and development costs, severance and excise taxes, and capital expenditures;

  . historical production from the area compared with production from other producing areas; and

  .  the assumed effect of governmental regulation.

  Lower oil and gas prices generally cause lower estimates of proved reserves. Estimates of reserves and expected future cash flows prepared by different engineers, or by the same engineers at different times, may differ substantially. Ultimately, actual production, revenues and expenditures relating to our reserves will vary from any estimates, and these variations may be material.

We Depend Upon Certain Key Persons

  Our success depends upon our Chairman of the Board of Directors and Chief Executive Officer, Bob R. Simpson, our Vice Chairman of the Board and President, Steffen E. Palko, and a limited number of other senior management personnel. Loss of the services of any of these individuals may affect our operations.

We Face Many Government Regulations

  Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and gas exploration, development and production, and our storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and gas wells and other related facilities. These regulations may become more demanding in the future.

  We may need to expend significant financial and managerial resources to comply with environmental regulations and permitting requirements. Although we believe that our operations generally comply with applicable laws and regulations, we may incur substantial additional costs and liabilities in our oil and gas operations as a result of stricter environmental laws, regulations and enforcement policies.

                           FORWARD-LOOKING STATEMENTS

  Some statements made by Cross Timbers in this prospectus supplement and incorporated by reference from documents filed with the SEC are "forward-looking statements." These prospective statements include projections related to:

  .  production and cash flows;

  .  number and location of planned wells;

  .  completion of property acquisitions;

  .  completion of repurchases of Cross Timbers common stock;

  . sources of funds necessary to conduct operations and complete acquisitions;

  .  acquisition and development budgets;

  .  anticipated dividend payments;

  .  anticipated oil and gas price changes;

  .  establishing and selling interests in royalty trusts; and

  . estimates of the effect of the implementation of financial accounting pronouncements.

In determining these projections, we make numerous assumptions, including assumptions relating to:

  .  the quality of our properties;

  .  our oil and gas production and development expenditures;

  .  our potential for growth;

  .  the demand for oil and gas;

  .  our sources of liquidity and bank credit availability;

  .  the impact of production imbalances on liquidity;

  .  the likelihood of regulatory approval of our operations;

  .  the impact of regulatory compliance;

  .  the impact of losing an oil or gas purchaser; and

  . the impact of new rules promulgated by the Federal Energy Regulatory Commission.

  Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. The most significant of these risks, uncertainties and other factors are discussed under "Risk Factors" in this prospectus supplement and in sections of documents we incorporate by reference, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties." You are urged to carefully consider these factors.

                           CROSS TIMBERS OIL COMPANY

  Cross Timbers is a leading United States independent energy company. We acquire, develop, and explore for oil and gas properties, and produce, process, market and transport oil and gas. We have consistently increased our proved reserves, production and cash flow since we started our operations in 1986. Our growth has come primarily through acquisition of reserves, followed by aggressive development activities and the purchase of additional interests in or near our existing reserves. Our oil and gas fields generally tend to have long remaining reserve lives and predictable production profiles based on well-established production histories. Our properties are concentrated in:

  .  the Permian Basin of West Texas and New Mexico;

  .  the Hugoton area of Kansas and Oklahoma;

  .  the Anadarko Basin of Oklahoma;

  .  the Green River Basin of Wyoming;

  .  the San Juan Basin of northwestern New Mexico;

  .  the East Texas Basin of Texas and Louisiana;

  .  the Arkoma Basin of Arkansas and Oklahoma; and

  .  the Middle Ground Shoal Field in Alaska's Cook Inlet.

  Cross Timbers is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102 and our telephone number is (817) 870-2800.

                                USE OF PROCEEDS

  Cross Timbers will use the net proceeds of approximately $114,750,000, or $126,225,000 if the underwriter's over-allotment option is exercised in full, to repay outstanding indebtedness under our bank revolving credit facility. The facility bears interest at a floating rate based on LIBOR +1 5/8%, currently 8.28%, and matures on May 12, 2005. We incurred our bank debt primarily to finance acquisitions of oil and natural gas producing properties, repurchases of our common stock, and development expenditures.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the underwriting agreement, dated November 17, 2000, Cross Timbers has agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, 6,000,000 shares of common stock.

  Cross Timbers has granted to Lehman Brothers Inc. an option to purchase up to 600,000 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus supplement. Lehman Brothers Inc. may exercise this option in full or in part any time until 30 days after the date of the underwriting agreement.

  Under the terms and conditions of the underwriting agreement, Lehman Brothers Inc. is committed to take and pay for all of the common stock included in this offering, if it takes any common stock.

  Lehman Brothers Inc. proposes to offer the common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by Lehman Brothers Inc.

  Cross Timbers has agreed that, without the consent of Lehman Brothers Inc., Cross Timbers will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus supplement. Two executive officers of Cross Timbers have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 30 days after the date of this prospectus supplement.

  Cross Timbers has agreed to indemnify Lehman Brothers Inc. against certain liabilities, including liabilities under the Securities Act of 1933.

  In connection with this offering, Lehman Brothers Inc. may engage in stabilizing transactions, over-allotment transactions and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934.

  Lehman Brothers Inc. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Lehman Brothers Inc. of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than Lehman Brothers Inc.'s option to purchase additional shares from Cross Timbers in the offering. Lehman Brothers Inc. may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Lehman Brothers Inc. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of the option. Lehman Brothers Inc. must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Lehman Brothers Inc. is concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Lehman Brothers Inc. in the open market prior to the completion of the offering.

  Similar to other purchase transactions, Lehman Brothers Inc.'s purchases to cover the short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

  Lehman Brothers Inc. or its affiliates have from time to time provided investment banking, financial advisory, trustee and lending services to Cross Timbers and its affiliates in the ordinary course of business for which they have received customary fees, and they may continue to do so.

  On July 1, 1999, Cross Timbers acquired, with an affiliate of Lehman Brothers Inc., the common stock of Spring Holding Company, a private oil and gas company located in Tulsa, Oklahoma, for total consideration of $85 million. Cross Timbers and the Lehman Brothers Inc. affiliate each indirectly owned, through a holding company, 50% of Spring and had equal board representation and control of Spring. On September 15, 1999, Cross Timbers purchased Lehman's interest in Spring for $44.3 million.

  On September 15, 1999, Cross Timbers acquired, with an affiliate of Lehman Brothers Inc., certain Arkoma Basin oil and natural gas properties from Ocean Energy Inc. for $231 million in cash. Cross Timbers and the Lehman Brothers Inc. affiliate each indirectly owned and controlled 50% of the Arkoma Basin properties through a holding company. On March 31, 2000, Cross Timbers purchased Lehman's interest in these Arkoma Basin properties for $111 million.

  Cross Timbers estimates that total expenses of the offering, other than underwriting discounts and commissions, will be less than $100,000.

                           [LOGO OF LEHMAN BROTHERS]



                                6,000,000 Shares

[CROSS TIMBERS OIL COMPANY LOGO]
                        Cross Timbers Oil Company


                                  Common Stock

                                 -------------
                             Prospectus Supplement
                               November 17, 2000
                                 -------------


                                Lehman Brothers